

Esgro

IT IS OUR MISSION TO PROVIDE A PLATFORM THAT INSPIRES OUR USERS TO DO WHAT INSPIRES THEM!

BUSINESS PLAN

Prepared June 2019





Contact Information

Caleb Gilbert
caleb.gilbert@esgro.com
www.esgro.com

6789256815





Table of Contents

Executive Summary

Opportunity

Problem

The inefficiencies and uncertainty with how people transact within the freelancing/gig economy.

- Service providers are not guaranteed that they will be paid for the work that they provide.

- There is no efficient method to make up for the service provider's opportunity cost from cancelations.

- Customers sometimes feel uneasy about paying upfront for services.

*The above three issues have collectively termed the phrase "**The risk of doing business**".*

- Current payment methods are expensive and inefficient(Check, debit/credit card, Mobile POS)

Solution

Esgro is a mobile application that mitigates the risk and inefficiencies within the gig economy by providing the service provider and client a platform in which they can place funds in holding until certain agreed upon conditions have been met. Esgro also has a feature in which the service provider can set an optional reserve amount that is theirs to keep in the event that a cancelation occurs.

Market

With our mobile solution, we are well situated to serve our three core groups: The current market is freelancers within the gig economy. The gig economy amounts to 32% of the United States workforce and transactions over 800 Billion dollars per year. Our ideal customers would be primarily artistic freelancers (i.e., Graphic Designers, Web Developers, Web Designers) secondary market are residential contractors (i.e., home maintenance, home improvement, home repair) with transaction amounts anywhere from $200-$4000 USD. If you factor in the steady increase in gig economy workers with the increased adoption of P2P payments, it provides us the right market trends to release a mobile solution to the increasing demand of more efficient payment solutions.

Competition

We have a unique offering, since no other mobile application does this we are first to the market. The only other company that has an offering similar to this is Upwork. Upwork is a web marketplace for freelancers to find jobs that are posted from clients. They escrow the funds until clients approve the release. Esgro is a stand alone mobile application and not a marketplace for freelancers to bid on particular jobs. We also differentiate ourselves by offering significantly lower fees and a more efficient process.

Why Us?

Our team consists of 3 Technical founders that have all previously owned businesses and experienced this problem first hand. We are passionate about solving this issue because we all suffered from it. The 3 cofounders are as follows:

- Caleb Gilbert - CEO - Electrical Engineer (Kennesaw State), 7 years in service based industries.

- Payton Jonson - CTO - Computer Science (Georgia Tech), Specializes in information systems technology and blockchain development. previous small business owner.

- Themiya Chandraratna - Head of Development - Computer Science (Georgia Tech), Specializes in UI/UX Design. Owned and Managed a successful software consulting company

We were part of Queen City Fintech's Class 10 Cohort in Charlotte, NC. Completing this program enabled us to have deep connections within the banking industry. The collective expertise and knowledge that was learned while attending this program has improved our business in all areas.

Expectations

Financial Highlights by Year



Financing Needed

We have been self funded since May 2018. In March of 2019 we received $40,000 for 6% from CFV Ventures. We are seeking 500k in the form of Convertible Debt. The terms on this note are as follows:

- 4 million dollar cap

- 20% Discount

- 2 year term

This 500K will assist us with operations, legal and securing any future banking partnership. After 12 months we plan to raise our Series A round for a growth round.

Opportunity

Problem & Solution

The Risk of Doing Business

For centuries the standard way to transact for goods and services relied heavily on the trust of both seller and buyer. In most circumstances, transactions for services require payment up front, or reimbursement after the service is completed. Associated with this method of transacting are some inherent risks, these risks are listed below:

- There is no way to ensure that the services purchased will be completed.

- There is no way to ensure that the service provider will be paid for the work he has completed.

- Cancelations or termination of services without cause or notice often creates an opportunity cost for the service provider.

Over the years these collective risks have coined the phrase, "The Risk of Doing Business."

Our solution

Our solution to the Risk of Doing Business is our mobile application, Esgro. Esgro empowers the service provider and client to place funds in holding until the agreed upon conditions of their arrangement has been completed. By allowing our users to instantly escrow funds related to services, we remove the associated anxiety that comes with transacting for services. Esgro has an optional feature called a "Reserve" amount that is a portion of the total amount that the service provider keeps if cancelation of services occurs. The Reserve feature makes up for opportunity cost or the materials that the service provider may have purchased.

Target Market

The majority of the freelancing or independent contracting community could utilize this product. After market research the demographic with the following characteristics will be most likely to adopt Esgro for daily use:

- Age: 17-32

- Gender: Male or Female

- Occupation: **Artistic Freelancers**(i.e. Graphic designers, Web Design, Web Developers, Mobile App Development, Writers, Videographers, Branding and Public Relations, Article or Blog Writing) or **Small Residential Handymen/Contractors** (Landscaping, electricians, plumbing, carpentry, welding)

- Annual Income: below $60,000

This conclusion was reached by independent market research, notable market trends, and adoption rates of other P2P mobile transfer apps.

Competition

Current alternatives

Esgro is the first instant mobile escrow service. There are indirect competitors in the market. These competitors are listed below in ascending order starting with the most direct competitor:

- Upwork - An internet escrow company that allows users to post job opportunities on their web platform and have freelancers bid on them. The freelancer and client then discuss the terms of the contract that has the guidelines of the jobs. Once the agreement has been drafted and signed by both parties, the funds are then placed in escrow and released in increments by the client. These agreements are legally binding contracts and require anywhere from 10-45 minutes to set up. Upwork charges the freelancer/contractor anywhere between 5-20%.

- Square - This company gives its users the ability to utilize their portable credit card reader that attaches to a service providers phone. They charge a 2.75%-3.75% fee on all purchases that come through their application.

Our advantages

Our advantage is that we are first to market with a mobile application that allows an instant escrow. We utilize alternative technology and blockchain infrastructure to enable us to keep our rates low. Blockchain also gives us the means to bypass seeking a banking relationship and the security/regulatory compliance that comes with it. We offer our customers a faster, safer and all around more efficient way to do business. Our simple user interface makes it easy to adopt as a primary payment method for freelancers.

Execution

Marketing & Sales

Marketing Plan

We will launch with our initial pre-registered users and businesses that have signed letters of intent with us claiming that they would utilize this product daily. We are going to rely on the service provider to drive the growth of Esgro. Since our application is viral by design, which means it takes two people to have the application to use it, we will focus on customer satisfaction and retention. This allows us to grow organically. Growing at a steady organic rate will allow us to gain valuable customer feedback and test key market assumptions. Once we have stabilized our core company infrastructure we will be able to start focusing on growth. Our marketing tactics are listed below:

- Strategic partnerships with freelancing and gig-economy marketplaces

- Launching targeted ad campaigns primarily focused on Artistic Freelancers

- Cash incentive programs for user referrals

- Podcasts and interviews with various media sources to spread product awareness

Our main value add is that we are a more efficient and stress-free payment method. We don't want our customers to look at this product as a "Just in case" application or "if i don't trust the client". Esgro makes invoicing easy as well as organized. All of the founders of Esgro have personally experienced the *"risk of doing business"*. It is a personal mission to get this product up and in the hands of the people that it could benefit the most.

Our customers will pay a minimum of $2 or 2% per transaction or Esgro. Customers will also have the ability to upgrade to a premium subscription for 17.99/mo which lowers the transaction cost to 1%. The premium subscription comes with additional features such as E-signature and exporting previous completed Esgros to a CSV file which makes bookkeeping easier. This transaction fee will be taken from the service provider or freelancer. The monthly subscription incentives daily active use of Esgro.

Operations

Locations & Facilities

We will have two locations that we will launch out of, Atlanta, GA and Charlotte, NC. We will focus primarily on the Atlanta market since we are physically located there. We do have an office in Charlotte, NC and will be making frequent visits to this location to meet with customers to do in person customer interviews.

Technology

Our application will be launched in both the Google Play Store and the Apple App Store. Both applications are coded in native languages to both iOS and Android. This makes our application scaleable and a better experience for our users.

We utilize the Ethereum network and Smart Contracts to hold and manage the funds for each user. Our payment backend is ran by Sila. Sila will manage the transfer of funds from users accounts. Esgro will only manage the distribution of the funds if either the time agreed upon time runs out or both users incentive us to take control and manage them.

Equipment & Tools

Our equipment and tools are relatively inexpensive other than the initial overhead of computers, printers and office supplies needed to operate. We have to have a good environment that attracts top talent from the surrounding ecosystem that is not only capable but a good cultural fit for our company.

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible	Details
App Store Launch	July 23, 2019	Themiya Chandraratna	Application launches on both iOS and Andriod
Fundraising round closes	August 10, 2019	Caleb & Payton	We have closed our initial pre-seed round.
Version 1.0 Update	September 01, 2019	Themiya Chandraratna	Most bugs are fixed and the application is close to flawless.
Our first Growth milestone	February 20, 2020	The whole team	We reach 1,000 active monthly users.
Begin Raising our Seed Round	February 29, 2020	Caleb, Payton & Themiya	We start raising our Seed round of 2+ million.

Key metrics

Esgro is measured on several different metrics.

As a culture it is our mission to provide a platform that inspires others to do what inspires them. This is a goal that we strive for everyday. Success to us is when we have widely distributed our product and are able to make a lasting change in the lives of our stakeholders(customers and community)

As a company success is measured by customer adoption and long term profitability. We want to be profitable so that we can route money back into the company. It's crucial for us to keep liquidity until we can become profitable and self sustaining. We aim to sustain a high adoption rate while keeping our churn rate low. This is where customer satisfaction



and retention is important. Luckily our product is self explanatory, so our consumers can easily identify with the problem we aim to solve.









Company

Overview

Ownership & Structure

Esgro Inc. is a Delaware C-Corporation, we have three cofounders in total. Caleb Gilbert(CEO) who owns 31.5%. Payton Jonson(CTO) who owns 31.5%. Themiya Chandraratna(VP of Development) who owns 21%. We were accepted into Queen City Fintech which was an accelerator in Charlotte, NC the venture fund that sponsored us was Carolina Fintech Ventures who owns 6% and a 10% left for an employee option pool.

Company history

In 2018 Caleb Gilbert(CEO) was tutoring kids for the SAT's in calculus and physics to get him through his electrical engineering degree. Often times he would experience them not showing up or canceling last minute. This pain point caused him to think of the idea that Esgro is based off of. He approached his long time friend Payton Jonson who was graduating from Georgia Tech with a computer science degree, Payton could relate with the idea and he became a cofounder. After 5 months of development and pursuing this venture Payton's friend Themiya Chandraratna who also graduated from Georgia Tech, with a computer science degree, could also relate to the pain point from a personal experience joined the venture as the third cofounder. January 16th of 2019 Esgro Inc. was accepted into Queen City Fintech's accelerator as a member of the 10th cohort. Esgro was 1 of 8 companies out of 400 applicants that was accepted into the program.

Team

Management team

Caleb Gilbert (CEO) - Caleb studied electrical engineering. He attended Kennesaw State University in Marietta, GA. Caleb worked 40+ hours a week as well as pursing a full time degree. Often Caleb was in management roles of service based industries, he has over 7 years of management experience. Caleb's passion and pain is why Esgro was created. He handles more of the business side and focuses primarily on forming a strong company culture.

Payton Jonson (CTO) - Payton is a Computer Science graduate from Georgia Institute of Technology in Atlanta, GA. At Georgia Tech he specialized in artificial intelligence and blockchain. Prior to attending college, Payton owned a successful landscaping business. He also has a deep rooted passion for finance. Payton is responsible for not only the blockchain side of the development but many business aspects as well. He assists Caleb with business strategy, financial projections and fundraising.

Themiya Chandraratna (Head of Development) - Themiya is a Computer Science graduate from Georgia Institute of Technology in Atlanta, GA. Themiya's main focus was in UI/UX design at Georgia Tech. During his senior year Themiya started Upventrix which was a software consulting company that he successfully owned and operated. Upventrix has had up to 10 full time developers and were handling over $200,000 a year in revenue.

Financial Plan

Forecast

Pricing

Esgro will launch with a freemium model.

Initially, for every user will have transaction fees starting at 2% with a $2 minimum.

Additionally, Esgro offers a premium subscription that is $17.99/mo that lowers the transaction fee to 1%. This encourages daily active use of Esgro. This premium subscription comes with additional features such as: Export deals to CSV file for taxes and eventually will have a E-signature feature.

The service charge will be charged primarily to the service provider. We will have paying customers day one.

Key assumptions

Based on market research our key assumptions are as follows:

- Freelancers want a safer and more efficient way to transact with their customers
- Freelancers lose money due to cancelations and non-payments
- The clients of the freelancers will adopt the Esgro
- Clients will adopt the product for themselves after using it
- Esgro will help elevate the anxiety associated with hiring service providers
- 50% of transactions will be below $400
- Users that are between the ages of 17-32 will be our highest adopters
- The viral design of Esgro will aid in its growth due to the network effect.

Our key hires will mainly be focused around branding/marketing and Legal. We know that these two areas of the business are going to be the most important when coming into the market. We also would like to higher a GC (General Council) and a Chief Marketing Officer(CMO) early on, we believe that having experienced personnel in these two rolls will allow us to start building a successful team.

Our profit relies on the amount of money that is being pushed through out application. So the revenue is difficult to calculate. At moderate growth of 15%/mo with transactions averaging $400 each, esgro will generate $582,000 in revenue the second year and $4,571,000 in revenue year three.

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Statements

Projected Profit and Loss

	2019	2020	2021
Revenue	**$99,507**	**$989,904**	**$4,908,777**
Direct Costs	**$29,220**	**$235,099**	**$1,503,670**
Gross Margin	$70,287	$754,805	$3,405,107
Gross Margin %	**71%**	**76%**	**69%**
Operating Expenses			
Salaries & Wages	$45,000	$316,800	$348,480
Employee Related Expenses	$9,000	$63,360	$69,696
Office Expense	$4,000	$48,000	$48,000
Contract Developers	$60,000	$144,000	$144,000
Marketing Budget	$3,000	$36,000	$36,000
Total Operating Expenses	**$121,000**	**$608,160**	**$646,176**
Operating Income	**($50,713)**	**$146,644**	**$2,758,932**
Interest Incurred			
Depreciation and Amortization	$300	$2,443	$2,443
Income Taxes	$0	$18,638	$551,297
Total Expenses	**$150,520**	**$864,340**	**$2,703,586**
Net Profit	($51,013)	$125,564	$2,205,191
Net Profit / Sales	**(51%)**	**13%**	**45%**

Projected Balance Sheet

	Starting Balances	2019	2020	2021
Cash		$446,287	$577,931	$3,318,225
Accounts Receivable		$0	$0	$0
Inventory				
Other Current Assets				
Total Current Assets		**$446,287**	**$577,931**	**$3,318,225**
Long-Term Assets		$3,000	$18,000	$18,000
Accumulated Depreciation		($300)	($2,743)	($5,186)
Total Long-Term Assets		**$2,700**	**$15,257**	**$12,814**
Total Assets		**$448,987**	**$593,189**	**$3,331,039**
Accounts Payable		$0	$0	$0
Income Taxes Payable		$0	$18,638	$551,297
Sales Taxes Payable				
Short-Term Debt				
Prepaid Revenue	$0	$0	$0	$0
Total Current Liabilities	**$0**	**$0**	**$18,638**	**$551,297**
Long-Term Debt				
Total Liabilities	**$0**	**$0**	**$18,638**	**$551,297**
Paid-In Capital		$500,000	$500,000	$500,000
Retained Earnings	$0	$0	($51,013)	$74,551
Earnings		($51,013)	$125,564	$2,205,192
Total Owner's Equity	**$0**	**$448,987**	**$574,551**	**$2,779,742**
Total Liabilities & Equity	**$0**	**$448,987**	**$593,189**	**$3,331,039**

Projected Cash Flow Statement

	2019	2020	2021
Net Cash Flow from Operations			
Net Profit	($51,013)	$125,564	$2,205,191
Depreciation & Amortization	$300	$2,443	$2,443
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$0	$18,638	$532,659
Change in Sales Tax Payable			
Change in Prepaid Revenue	$0	$0	$0
Net Cash Flow from Operations	**($50,713)**	**$146,645**	**$2,740,293**
Investing & Financing			
Assets Purchased or Sold	($3,000)	($15,000)	
Investments Received	$500,000		
Change in Long-Term Debt			
Change in Short-Term Debt			
Dividends & Distributions			
Net Cash Flow from Investing & Financing	**$497,000**	**($15,000)**	
Cash at Beginning of Period	$0	$446,287	$577,931
Net Change in Cash	$446,287	$131,645	$2,740,293
Cash at End of Period	**$446,287**	**$577,931**	**$3,318,225**

Appendix

Profit and Loss Statement (With monthly detail)

2019	Jan '19	Feb '19	Mar '19	Apr '19	May '19	June '19	July '19	Aug '19	Sept '19	Oct '19	Nov '19	Dec '19
Total Revenue								**$11,349**	**$15,452**	**$19,383**	**$24,359**	**$28,964**
Total Direct Costs								**$3,840**	**$4,860**	**$5,760**	**$6,840**	**$7,920**
Gross Margin								$7,509	$10,591	$13,623	$17,519	$21,044
Gross Margin %								**66%**	**69%**	**70%**	**72%**	**73%**
Operating Expenses												
Salaries and Wages								$9,000	$9,000	$9,000	$9,000	$9,000
Employee Related Expenses								$1,800	$1,800	$1,800	$1,800	$1,800
Office Expense												$4,000
Contract Developers								$12,000	$12,000	$12,000	$12,000	$12,000
Marketing Budget												$3,000
Total Operating Expenses								**$22,800**	**$22,800**	**$22,800**	**$22,800**	**$29,800**
Operating Income								**($15,291)**	**($12,208)**	**($9,177)**	**($5,281)**	**($8,756)**



Interest Incurred												
Depreciation and Amortization	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Expenses	**$25**	**$25**	**$25**	**$25**	**$25**	**$25**	**$25**	**$26,665**	**$27,685**	**$28,585**	**$29,665**	**$37,745**
Net Profit	**($25)**	**($25)**	**($25)**	**($25)**	**($25)**	**($25)**	**($25)**	**($15,316)**	**($12,233)**	**($9,202)**	**($5,306)**	**($8,781)**
Net Profit / Sales								**(135%)**	**(79%)**	**(47%)**	**(22%)**	**(30%)**







	2019	2020	2021
Total Revenue	**$99,507**	**$989,904**	**$4,908,777**
Total Direct Costs	**$29,220**	**$235,099**	**$1,503,670**
Gross Margin	$70,287	$754,805	$3,405,107
Gross Margin %	**71%**	**76%**	**69%**
Operating Expenses			
Salaries and Wages	$45,000	$316,800	$348,480
Employee Related Expenses	$9,000	$63,360	$69,696
Office Expense	$4,000	$48,000	$48,000
Contract Developers	$60,000	$144,000	$144,000
Marketing Budget	$3,000	$36,000	$36,000
Total Operating Expenses	**$121,000**	**$608,160**	**$646,176**
Operating Income	**($50,713)**	**$146,644**	**$2,758,932**
Interest Incurred			
Depreciation and Amortization	$300	$2,443	$2,443
Income Taxes	$0	$18,638	$551,297
Total Expenses	**$150,520**	**$864,340**	**$2,703,586**
Net Profit	**($51,013)**	**$125,564**	**$2,205,191**
Net Profit / Sales	**(51%)**	**13%**	**45%**

Balance Sheet (With Monthly Detail)

	Starting Balances	Jan '19	Feb '19	Mar '19	Apr '19	May '19	June '19	July '19	Aug '19	Sept '19	Oct '19	Nov '19	Dec '19
Cash		($3,000)	($3,000)	($3,000)	($3,000)	($3,000)	($3,000)	($3,000)	($18,291)	($30,499)	$460,324	$455,043	$446,287
Accounts Receivable		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory													
Other Current Assets													
Total Current Assets		**($3,000)**	**($3,000)**	**($3,000)**	**($3,000)**	**($3,000)**	**($3,000)**	**($3,000)**	**($18,291)**	**($30,499)**	**$460,324**	**$455,043**	**$446,287**
Long-Term Assets		$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000
Accumulated Depreciation		($25)	($50)	($75)	($100)	($125)	($150)	($175)	($200)	($225)	($250)	($275)	($300)
Total Long-Term Assets		**$2,975**	**$2,950**	**$2,925**	**$2,900**	**$2,875**	**$2,850**	**$2,825**	**$2,800**	**$2,775**	**$2,750**	**$2,725**	**$2,700**
Total Assets		**($25)**	**($50)**	**($75)**	**($100)**	**($125)**	**($150)**	**($175)**	**($15,491)**	**($27,724)**	**$463,074**	**$457,768**	**$448,987**
Accounts Payable									$0	$0	$0	$0	$0
Income Taxes Payable		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Sales Taxes Payable													
Short-Term Debt													
Prepaid Revenue	$0								$0	$0	$0	$0	$0

Total Current Liabilities	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Long-Term Debt													
Total Liabilities	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Paid-In Capital											$500,000	$500,000	$500,000
Retained Earnings	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Earnings		($25)	($50)	($75)	($100)	($125)	($150)	($175)	($15,491)	($27,724)	($36,926)	($42,232)	($51,013)
Total Owner's Equity	$0	($25)	($50)	($75)	($100)	($125)	($150)	($175)	($15,491)	($27,724)	$463,074	$457,768	$448,987
Total Liabilities & Equity	$0	($25)	($50)	($75)	($100)	($125)	($150)	($175)	($15,491)	($27,724)	$463,074	$457,768	$448,987

	Starting Balances	2019	2020	2021
Cash		$446,287	$577,931	$3,318,225
Accounts Receivable		$0	$0	$0
Inventory				
Other Current Assets				
Total Current Assets		**$446,287**	**$577,931**	**$3,318,225**
Long-Term Assets		$3,000	$18,000	$18,000
Accumulated Depreciation		($300)	($2,743)	($5,186)
Total Long-Term Assets		**$2,700**	**$15,257**	**$12,814**
Total Assets		**$448,987**	**$593,189**	**$3,331,039**
Accounts Payable		$0	$0	$0
Income Taxes Payable		$0	$18,638	$551,297
Sales Taxes Payable				
Short-Term Debt				
Prepaid Revenue	$0	$0	$0	$0
Total Current Liabilities	**$0**	**$0**	**$18,638**	**$551,297**
Long-Term Debt				
Total Liabilities	**$0**	**$0**	**$18,638**	**$551,297**
Paid-In Capital		$500,000	$500,000	$500,000
Retained Earnings	$0	$0	($51,013)	$74,551
Earnings		($51,013)	$125,564	$2,205,192
Total Owner's Equity	**$0**	**$448,987**	**$574,551**	**$2,779,742**
Total Liabilities & Equity	**$0**	**$448,987**	**$593,189**	**$3,331,039**

Cash Flow Statement (With Monthly Detail)

2019	Jan '19	Feb '19	Mar '19	Apr '19	May '19	June '19	July '19	Aug '19	Sept '19	Oct '19	Nov '19	Dec '19
Net Cash Flow from Operations												
Net Profit	($25)	($25)	($25)	($25)	($25)	($25)	($25)	($15,316)	($12,233)	($9,202)	($5,306)	($8,781)
Depreciation & Amortization	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25
Change in Accounts Receivable	$0	$0						$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable								$0	$0	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable												
Change in Prepaid Revenue	$0							$0	$0	$0	$0	$0
Net Cash Flow from Operations	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**($15,291)**	**($12,209)**	**($9,177)**	**($5,281)**	**($8,756)**
Investing & Financing												
Assets Purchased or Sold	($3,000)											

Investments Received										$500,000		
Change in Long-Term Debt												
Change in Short-Term Debt												
Dividends & Distributions												
Net Cash Flow from Investing & Financing	**($3,000)**									**$500,000**		
Cash at Beginning of Period	$0	($3,000)	($3,000)	($3,000)	($3,000)	($3,000)	($3,000)	($3,000)	($18,291)	($30,499)	$460,324	$455,043
Net Change in Cash	($3,000)	$0	$0	$0	$0	$0	$0	($15,291)	($12,209)	$490,823	($5,281)	($8,756)
Cash at End of Period	**($3,000)**	**($3,000)**	**($3,000)**	**($3,000)**	**($3,000)**	**($3,000)**	**($3,000)**	**($18,291)**	**($30,499)**	**$460,324**	**$455,043**	**$446,287**

	2019	2020	2021
Net Cash Flow from Operations			
Net Profit	($51,013)	$125,564	$2,205,191
Depreciation & Amortization	$300	$2,443	$2,443
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$0	$18,638	$532,659
Change in Sales Tax Payable			
Change in Prepaid Revenue	$0	$0	$0
Net Cash Flow from Operations	**($50,713)**	**$146,645**	**$2,740,293**
Investing & Financing			
Assets Purchased or Sold	($3,000)	($15,000)	
Investments Received	$500,000		
Change in Long-Term Debt			
Change in Short-Term Debt			
Dividends & Distributions			
Net Cash Flow from Investing & Financing	**$497,000**	**($15,000)**	
Cash at Beginning of Period	$0	$446,287	$577,931
Net Change in Cash	$446,287	$131,645	$2,740,293
Cash at End of Period	**$446,287**	**$577,931**	**$3,318,225**